July 1, 2024

Brian Lynch
Chief Financial Officer
Topgolf Callaway Brands Corp.
2180 Rutherford Road
Carlsbad , CA 92008

       Re: Topgolf Callaway Brands Corp.
           10-K for the year ended December 31, 2023
           File No. 1-10962
Dear Brian Lynch :

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing